[Letterhead of Sutherland Asbill & Brennan LLP]

December 8, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation
Registration Statement on Form N-2 Filed on November 25, 2014

Dear Ms. Cole:

On behalf of Sierra Income Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on November 25, 2014 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in the post-effective amendment to Form N-2 filed with the Commission on April 29, 2014 (File No. 333-175624), and declared effective on April 30, 2014, except for the disclosures relating to updated financial statements.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

Cc: Steven B. Boehm